UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Class of Securities)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 7, 2017, Surgical Care Affiliates, Inc., a Delaware corporation (“SCA” or the “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and UnitedHealth Group’s indirectly and directly wholly-owned subsidiaries, respectively, Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and Spartan Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed transaction:

(i)	Joint press release issued by UnitedHealth Group and SCA, dated January 9, 2017.

(ii)	Email sent by Andrew Hayek, the CEO of SCA, to SCA teammates and physician partners on January 9, 2017, relating to the proposed acquisition of SCA by UnitedHealth Group, pursuant to the terms of the Merger Agreement (the “Email”).

(iii)	Transcript of video related to the proposed acquisition of SCA by UnitedHealth Group, pursuant to the terms of the Merger Agreement, sent to all employees of SCA as part of the Email on January 9, 2017.

(iv)	Letter sent by Andrew Hayek, the CEO of SCA, to SCA physician partners on January 9, 2017, relating to, among other items, the proposed acquisition of SCA by UnitedHealth Group, pursuant to the terms of the Merger Agreement.

The items listed above were first used or made available on January 9, 2017. In addition, the information set forth under Items 1.01, 5.02, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on January 9, 2017 (including all exhibits attached thereto) are incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group, SCA and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Surgical Care Affiliates (SCA), OptumCare to Combine

1.	Creates comprehensive ambulatory care services platform, including primary care, urgent care and surgical care services

2.	Combination broadens ability of the companies to improve patient experience, and quality and cost of care

3.	Companies to align strategy to support value-based payment models and a multi-payer approach

4.	Builds on companies’ existing joint ventures, strong relationship and complementary capabilities

Wakefield, Mass., and Deerfield, Ill. (Jan. 9, 2017) — Optum, a leading health services company and part of UnitedHealth Group (NYSE: UNH), and Surgical Care Affiliates, Inc. (NASDAQ: SCAI), a leading ambulatory surgery center (ASC) and surgical hospital provider, are combining. The agreement calls for the acquisition of SCA’s outstanding common stock for $57.00 per share.

The combination of SCA with OptumCare, Optum’s primary and urgent care delivery services business working with more than 80 health plans, will position the combined organization as a comprehensive provider of ambulatory care services, while continuing expansion of SCA’s network of ASCs and surgical hospitals in partnership with leading health systems, medical groups and health payers. The combination builds upon the two companies’ successful ASC collaborations and expands OptumCare’s capabilities in outpatient surgical procedures.

“Joining with OptumCare will enable us to better support and empower independent physicians, helping them provide high-quality care for their patients while making health care more affordable. The combination of SCA and OptumCare is another step forward toward our vision of becoming the partner of choice for surgeons,” said Andrew Hayek, chairman and chief executive officer of SCA. “We already have a strong relationship with OptumCare, so we have seen firsthand that our cultures and strategies are aligned and complementary.”

Larry C. Renfro, vice chairman of UnitedHealth Group and Optum chief executive officer, said: “Combining SCA and OptumCare will enable us to continue the transition to high-quality, high-value ambulatory surgical care, partnering with the full range of health systems, medical groups and health plans. We have an incredibly high regard for SCA’s leadership and people, so we look forward to working with them and our payer partners to implement care models that reward independent surgeons and specialists for quality and care efficiency.”

System-wide, SCA and its affiliates serve approximately 1 million patients per year in more than 30 states. The company is a leader in partnering strategically with many health plans, medical groups and health systems to align with physicians through value-based payment models that reward quality, patient experience and cost-efficiency.

With the combination, SCA will become part of the OptumCare platform, which serves millions of consumers annually through 20,000 affiliated physicians and hundreds of care facilities. Hayek and the SCA leadership team will continue forward as part of SCA and the larger OptumCare platform. The companies will offer compelling quality and value to patients and payers and support independent doctors’ practices as eligible surgical cases (e.g., total joint replacements) continue to migrate to the ASC and surgical hospital environments.

The agreement calls for the acquisition of SCA’s outstanding common stock for a fixed price of $57.00 per share, to be funded between 51 percent and 80 percent with UnitedHealth Group common stock, with the final percentage to be determined at UnitedHealth Group’s option and the remainder in cash. The transaction is expected to close during the first half of 2017, subject to the tender of a majority of SCA’s shares, regulatory approvals and other customary closing conditions, and is expected to be neutral to UnitedHealth Group’s outlook for adjusted net earnings per share in 2017 and modestly accretive in 2018.

“Over the past eight years, we have had the great pleasure of partnering with SCA as the business has transformed into a leader in the health care services sector,” said Lead Independent Director of SCA and Managing Partner of TPG Capital Todd B. Sisitsky. “We believe this combination will create significant value for SCA’s patients and physician partners, and we look forward to the combined company’s future success.” Affiliates of TPG Capital, owning approximately 30 percent of the common stock of SCA, have agreed to tender their shares as part of the offer.

About SCA

SCA (NASDAQ: SCAI), a leader in the outpatient surgery industry, strategically partners with health plans, medical groups and health systems across the country to develop and optimize surgical facilities. SCA operates 205 surgical facilities, including ambulatory surgery centers and surgical hospitals, in partnership with approximately 3,000 physicians. For more information on SCA, visit www.scasurgery.com.

About Optum

Optum is a leading information and technology-enabled health services business dedicated to helping make the health system work better for everyone. With more than 100,000 people worldwide, Optum delivers intelligent, integrated solutions that help to modernize the health system and improve overall population health. Optum is part of UnitedHealth Group (NYSE: UNH).

About UnitedHealth Group

UnitedHealth Group (NYSE: UNH) is a diversified health and well-being company dedicated to helping people live healthier lives and helping make the health system work better for everyone. UnitedHealth Group offers a broad spectrum of products and services through two distinct platforms: UnitedHealthcare, which provides health care coverage and benefits services; and Optum, which provides information and technology-enabled health services. For more information, visit UnitedHealth Group at www.unitedhealthgroup.com or follow @UnitedHealthGrp on Twitter.

Contacts:
For Optum:
Lauren Mihajlov	Tyler Mason
952-205-6312	424-333-6122
lauren.mihajlov@optum.com	tyler.mason@uhg.com

For SCA:

Alison Donnelly

847-420-3822

alison.donnelly@scasurgery.com

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), Surgical Care Affiliates, Inc. (“SCA”) and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

UnitedHealth Group and SCA assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at 800-768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

# # #

SCA Teammates and Physicians,

We are extremely proud of the progress the SCA community has made over the past nine years since we came together to define our Values, Mission and Vision. One of our greatest responsibilities is to position SCA to continue making progress towards our Vision of becoming the partner of choice and to deliver on our mission of improving healthcare in America.

As we reflected on how to accelerate our progress, our leadership team unanimously decided to join the OptumCare division of UnitedHealth Group, because we believe the combination will help us reach our Vision and fulfill our Mission.

By joining OptumCare, we believe we can:

•	Accelerate our progress towards our Vision to become the partner of choice and our Mission to improve healthcare in America;

•	Better align with health plans and medical groups – including UnitedHealthcare, OptumCare’s physician groups and others that are seeking to achieve the triple aim; and

•	Develop better tools to help independent physicians – our primary customers – to succeed in the years to come.

We anticipate little to no change in how our teams deliver care to our patients and serve our physicians every day (similar to when we transitioned from being a private company to a public company three years ago), and the SCA leadership team looks forward to continuing to build our SCA community together and positively impact the delivery of surgical care over the years to come.

Please click here to watch a short video describing this next chapter for our SCA community. We are grateful for your dedication to outstanding patient care and your commitment to helping SCA become the partner of choice.

Warm regards,

Andrew

Click here to read the press release

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

SCA / OptumCare Combination Video Message

Andrew Hayek:

We have been on a remarkable journey together over the past nine years, and we have dedicated to our Mission of improving healthcare in America and a Vision of becoming the partner of choice for surgical care.

It has become increasingly clear to us that in order to achieve our Vision and to fulfill our Mission, we need to continue to partner and align with health plans, medical groups, and health systems, and we need to develop more capabilities to support independent physicians.

Today, we are excited to announce a new chapter in our SCA journey – we are joining UnitedHealth Group as part of its OptumCare subsidiary.

UnitedHealth Group is a large health and wellbeing company dedicated to helping people live healthier lives and to helping make the healthcare system work better for everyone. And UnitedHealth Group has two platforms, United HealthCare which provides healthcare coverage and benefits, and Optum, which provides healthcare services. OptumCare is a primary care and urgent care platform that works with more than 100 health plans across the country. By combining SCA with OptumCare, we will create an ambulatory network that is better positioned to partner across the country with health plans, medical groups and health systems and by doing so, better serve our patients, our physicians, and our teammates. We know OptumCare through existing our partnership in Southern California, and we believe our cultures and strategies are complementary.

The SCA leadership team is unanimous in supporting this combination. We believe that joining OptumCare will be a step forward in strengthening our existing physician partnerships, a step forward in realizing our Vision and our Mission, and a step forward in developing models to better support independent physicians over the coming years.

Our leadership team looks forward to continuing our great journey together, now as part of OptumCare.

Larry Renfro:

It is an honor to speak to the dedicated teammates and physicians of SCA, and to introduce you to OptumCare. Your reputation for first-class work and commitment to your values is well known to us. That’s why I believe that, together, we have an opportunity to make a bigger impact on care quality, patient experiences and cost than either of us could achieve on our own.

We are coming together at a critical moment, as the demand for better outcomes and value in health care is greater than ever. We are strongly – and uniquely – positioned in the marketplace to advance those goals through the collaboration, innovation and growth this combination makes possible.

We will work together to strengthen and expand relationships with health plans and leading care systems in the communities we serve today… to bring higher-quality, better-coordinated care to more people across the country... and to continue building a setting in which independent physicians can thrive at what they do best.

SCA / OptumCare Combination Video Message

Through our existing collaborations with SCA, we know firsthand you are among the most skilled, progressive and committed team of care providers anywhere. We look forward to supporting and advancing your success as we embark on an exciting future together.

Put simply, this is the right combination of care delivery leaders, at the right time. We can’t wait to get started.

Bart Asner:

I have the privilege to serve on SCA’s Physician Advisory Board, along with five other physician leaders, and I have had the opportunity to partner with SCA for the past six years, as the CEO of the Monarch Medical Group in Orange County, California – we have seven surgery centers that are joint ventured with SCA.

I also have had the experience of combining my group with Optum, which we did five years ago.

We entered into the partnership because we thought that combining with Optum could accelerate our success as a multi-specialty group and IPA.

Five years later, my team and I are thrilled with our experience with Optum – the combination has helped accelerate our progress and our team is as positive today as they were five years ago when we made the decision.

We believe that the same opportunity exists for SCA. By joining OptumCare, SCA can accelerate its progress in becoming the surgery center partner of choice and improving healthcare in America. Thank you.

Dr. Wang Teng:

My name is Dr. Teng, I am a General Vascular and Endovascular Surgeon in Orange County California, part of an eight-person independent general and vascular surgery group.

I have been a partner of a joint venture facility between Monarch and SCA for six years, and the chairman of the board of physician governors for four years.

Additionally, I have been a Monarch provider for 11 years.

Six years ago SCA and Monarch outlined a vision and plan for transforming surgical care in Orange County California based on the local market dynamics.

I have been impressed and encouraged by how SCA, Monarch, and Optum have created alignment with the physician community by executing on the plan that was outlined six years ago.

Equally important, I have enjoyed working with the leaders from both organizations who are committed to improving healthcare in America and have delivered on that commitment in my community in Orange County, California.

SCA / OptumCare Combination Video Message

Andrew Hayek:

We believe that by combining SCA with OptumCare we will accelerate our progress together and make even larger impact on improving healthcare in America over the coming years.

And, the same as when we changed from being a private company to a public company three years ago, we expect very little to change in our surgery centers and surgical hospitals – our teammates and physicians will continue to provide outstanding patient care and will continue to fulfill the triple aim, improving the quality, experience and cost of surgical care. And, over the coming years, we believe we will be positioned to better align with health plans, medical groups and health systems and we will be able to better support the continued independence of physicians nationally.

All of us at SCA are guided by a deep sense of purpose to make a positive impact – for our patients, our physicians, and our healthcare system – and it continues to be a great honor to serve alongside you dedicated to in our SCA community.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the

SCA / OptumCare Combination Video Message

solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

January 2017

Dear Physician Partner:

We are grateful for your continued support, and, as part of our commitment to serving you, we would like to share some brief updates on the healthcare and surgery market, and on SCA.

We have been on a remarkable journey together over the past nine years, dedicating ourselves to a Mission of improving healthcare in America and a Vision of becoming the partner of choice for surgical care. Over the past few years, it has become increasingly evident that to achieve our Vision and fulfill our Mission, aligning with independent primary care groups, aligning with health plans, and supporting the independent practice of medicine will be critical.

On January 9, we announced that SCA would be joining UnitedHealth Group as part of its OptumCare segment. UnitedHealthcare is the largest health plan in the country, and Optum has the largest network of primary care physicians and is committed to becoming the largest network of primary care, urgent care and surgery centers. The SCA leadership team has been unanimous in supporting this combination as a step forward in helping to strengthen our partnerships, secure independent physicians and realize our Vision and Mission.

And, the same as when we changed from being a private company to a publicly-traded company three years ago, we expect very little to change in our surgery centers and surgical hospitals – our teammates and physicians will continue to provide outstanding patient care and a patient experience that is second to none.

To learn more about our joining OptumCare, please visit our website (www.scasurgery.com), where you will find a brief video and formal announcement.

21st Century Cures Act Signed by Obama: In December, President Barack Obama signed into law the 21st Century Cures Act, which includes two key provisions that benefit Medicare beneficiaries and the physicians who care for them in ASCs. Specifically, Section 4011 creates a public, searchable website that allows Medicare beneficiaries to compare procedure costs, and Section 16003 protects physicians who practice in an ASC from potential penalties under the Medicare meaningful use program.

President-Elect Donald Trump Appoints Tom Price to Head US Department of Health and Human Services: Price (GA-R) is an orthopedic surgeon and will be the first physician to head HHS since 1993. Price is a co-sponsor of two pieces of legislation that directly benefit ASCs: the Ambulatory Surgical Center Quality and Access Act and the Electronic Health Fairness Act.

The ASC Quality and Access Act would help eliminate the growing disparity in Medicare payments to ASCs and hospital outpatient departments (HOPD) by using the hospital market data to determine the annual inflation updates that ASCs receive. The Electronic Health Fairness Act would assist physicians practicing in ASCs by exempting patient encounters in the ASC setting from meaningful use requirements until certified electronic health record (EHR) technology is approved.

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2017 Final Payment Rule Released: In November, CMS released the OPPS/ASC payment rule, which increases ASC payment rates by 1.9 percent in 2017, compared to the 1.2 percent increase previously proposed. CMS also finalized seven new measures for 2020 payment determinations. Click here to read the final rule.

In addition to the ASC payment rule, CMS also finalized its rule on the 2017 Physician Fee Schedule. You can read more about CMS’s announcement here.

New Research Suggests ASCs Provide Direct Cost Savings Compared to Hospitals: New research, published in the Journal of the American Academy of Orthopaedic Surgeons (JAAOS), looked at the direct costs of 1,021 surgical bone and joint procedures performed at an ASC or hospital. There was a savings of 17 to 43 percent when performed at an ambulatory surgery center versus a university hospital. The research suggests ASCs are a convenient option for many orthopedic procedures that offer cost savings to both insurers and patients. A link to the full study is available here <link to study>.

From an SCA standpoint, we continue to grow our community – partnering with health plans, medical groups and health systems that are committed to improving the quality and cost efficiency of healthcare. Specifically, our health plan relationships are designed to address all three objectives of the Triple Aim, improving both the quality of care and the patient experience, while reducing the total cost of care. We now have eight value-based agreements with more in discussion.

An important way in which we deliver on the Triple Aim is expanding the services we provide, including total joint replacements, and complex spine and cardiovascular procedures. We are pleased to share that we recently completed the first peripheral vascular (PV) procedure at one of our facilities in Franklin, NJ with great success. We expect to see numerous SCA facilities add cardiac-rhythm management (CRM) and peripheral vascular service lines in the coming year.

Additional SCA updates include:

New Partnerships: We added nearly 20 new surgical facility partnerships to our community in 2016 as we continue to position SCA as the partner of choice for leading health plans, medical groups and health systems. Our growth includes a growing number of de novo ASCs and we would welcome your insights about colleagues who might benefit from a relationship with SCA. As of today, SCA is a partner in 205 facilities with more than 3,000 physicians.

Advanced Surgical Hospital Recognized by CMS and Highmark: The Centers for Medicare and Medicaid Services (CMS) recently implemented the Comprehensive Care for Joint Replacement (CJR) model for reimbursement of select hip and knee replacement procedures. Based on their performance to-date in the CJR program, CMS recently invited Advanced Surgical Hospital in Washington, PA to present CJR best practices on a national webinar.

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Advanced continues to be recognized by not only government agencies, but also commercial health plans. Several members of the Highmark Blue Cross Blue Shield leadership team, including CEO David Holmberg, recently visited Advanced to learn more about the quality of care that has resulted in numerous awards and accolades the hospital has received in recent years, including a Five Star Patient Experience rating from CMS.

Medical Missions: SCA Medical Missions hosted six brigades in 2016 and we are doubling our efforts to host 12 brigades in 2017 with the goal of caring for 2,600 patients. Our mission is to ignite the spirit of service and transform lives by providing access to high-quality surgery in developing countries. Over the next three years, SCA Medical Missions will create a best-practice, surgical medical missions program that can be scaled and replicated. We invite you to learn more about participating in an upcoming brigade by contacting your administrator or scamedicalmissions@scasurgery.com.

Physician Satisfaction Survey: Each year, SCA asks you about your experience through a confidential survey. Your input in past surveys, along with that of thousands of your physician colleagues, has provided valuable feedback to our Administrators and SCA leaders about how we can better serve you.

The completely confidential survey should take just 5 minutes to complete. Your input is critical to our value of continuous improvement and to assure we continue to be your partner of choice for surgical care. Your facility administrator has distributed individual pin numbers and links to the web-based survey – please let us know if you have not received your survey link. Thank you for your participation and your engagement with your center and SCA.

In closing, we thank you for your ongoing collaboration as we continually strive to exceed our physicians’ expectations and position our partnerships for long-term success in this rapidly changing industry. As always, please do not hesitate to reach out to any SCA leader, including myself, with questions, comments or ideas. My full contact information is below. We are here to serve you, and we are grateful for your support.

Kind regards,

Andrew Hayek

Chairman & Chief Executive Officer

Surgical Care Affiliates

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

Office: 847-236-0924

Email: andrew.hayek@scasurgery.com

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Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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